WESTCORE TRUST
LEGAL AGENDA

for the Board of Trustees Meeting

August 10, 2005

I.                   Discussion Items

1.              Update on Recent SEC Adopted and Proposed Regulations..(Exhibit A).

Explanatory Comment: Fund counsel will provide a brief update on recently adopted and proposed regulations.

II.      Recurring Resolutions

1.          Approval of Minutes of Prior Regular Meeting held May 11, 2005, Minutes of the Special Board Meeting held July 17, 2005 , Minutes of the Audit Committee held  July12, 2005 and Minutes of the Executive Session held July 12, 2005, copies of which were circulated separately

Explanatory Comment:   Quarterly Approval of the Minutes of prior meetings.

RESOLVED, that the minutes of the regular meeting held May 11, 2005 are approved.

RESOLVED, that the minutes of the special board meeting held July 12, 2005, minutes of the audit committee held July 12, 2005 and minutes of the executive session held July 12, 2005 are approved.

2.          Renewal of Fidelity Bond.
Explanatory Comment: Annual approval.

RESOLVED, that, the form and amount of the Trust's fidelity bond, as discussed at this meeting, be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board, including, but not limited to, the value of the aggregate assets of the Trust to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of the Trust's assets, and the nature of the securities in the Trust's portfolios;

FURTHER RESOLVED, that Jasper B. Frontz, be, and hereby is, designated as the officer responsible for making the necessary filings and giving the notices with respect to such fidelity bond required by paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940, as amended.